WASHINGTON, D.C. 20549
                   -------------------------------------------
                                     FORM 15

         Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 0-22058

                        MERCHANTS NEW YORK BANCORP, INC.
                        --------------------------------
             (Exact Name of Registrant as specified in its charter)

                               275 Madison Avenue
                            New York, New York 10016
                                 (212) 973-6600
                                 --------------
          (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                     ---------------------------------------
            (Title of each class of securities covered by this Form)

                                      NONE
                                      ----
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


   Rule 12g-4(a)(1)(i)         [X]*              Rule 12h-3(b)(1)(i)         [ ]
   Rule 12g-4(a)(1)(ii)        [ ]               Rule 12h-3(b)(1)(ii)        [ ]
   Rule 12g-4(a)(2)(i)         [ ]               Rule 12h-3(b)(2)(i)         [ ]
   Rule 12g-4(a)(2)(ii)        [ ]               Rule 12h-3(b)(2)(ii)        [ ]


         Approximate number of holders of record as of the certification or notice date: None

* Merchants New York Bancorp, Inc. was mergered with and into Valley National Bancorp on January 19, 2001.

         Pursuant to the requirements of Securities Exchange Act of 1934, as amended, Valley National Bancorp the successor by merger to Merchants New York Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                             VALLEY NATIONAL BANCORP
                             Successor by Merger to
                             Merchants New York Bancorp, Inc.



DATE:  January 22, 2001      By:------------------------------------------------
                                Alan D. Eskow
                                Executive Vice President, Chief Financial
                                Officer and Secretary